June 15, 2010

VIA EDGAR

Mr. Duc Dang
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:	Associated Estates Realty Corporation
Proxy Statement on Schedule 14A
Filed April 2, 2010
File No. 001-12486

Dear Mr. Dang:

Set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) that were set forth in your letter to Mr. Jeffrey Friedman, dated June 8, 2010, with respect to the filing referenced above.  For the staff’s convenience, the text of the staff’s comments is set forth below followed by our response.

Proxy Statement on Schedule 14A, filed April 2, 2010

Elements of the Executive Compensation Program, page 14

1.   We note your response to comment 2 of our letter dated May 18, 2010 that the compensation committee met quarterly to review management’s performance on an absolute and relative basis and compared actual performance with the approved budget.  Even if you did not set specific targets, how you considered quantitative achievements should be discussed.  Please provide us with a discussion of the actual performance measures considered, on an absolute and relative basis, and the review and comparison of such performance with the approved budget.  Provide relevant figures associated with such considerations.  Please provide similar disclosure, as applicable, in future filings.

RESPONSE:  As discussed in our prior response, submitted June 1, 2010, the compensation committee did not set specific performance targets for the annual incentive plan for 2009 as the level of any payout was totally discretionary on the part of the compensation committee.  The committee did; however, review certain of the company’s performance metrics on an absolute basis and as compared to the budget or a target that was established by the committee as a benchmark.  The committee also considered the company’s performance measured by (1) total shareholder return on both an absolute basis and relative to its peer group and (2) same community NOI relative to the peer group.  The following are the relevant figures for the fiscal year ended December 31, 2009 that the committee considered:

June 15, 2010

	Budget	Actual

Same Property NOI	$75,361,000	$76,133,000

	Target	Actual

Fixed Charge Coverage Ratio	1.525	1.535
Interest Coverage Ratio	1.700	1.719

In addition, the committee reviewed the company’s total shareholder return for the prior 1-year, 3-year and 5-year periods, which was 36.47%, 1.36% and 55.04%, respectively.  As compared to a survey of twelve multifamily REIT peers (including the company), the company’s total shareholder return for those periods ranked 6th, 1st and 1st, respectively.  The company’s relative same community NOI performance was within the top third of the peer group.  The committee determined that the annual incentive payouts for each individual disclosed in the proxy statement were warranted based on: (1) the company’s Same Property NOI and because the company’s Fixed Charge Coverage and Debt Service Coverage Ratios were both better than expected in a very difficult economic environment; (2) strong total shareholder returns; (3) good relative performance among the peer group; and (4) the individual performance considerations discussed in our last response.

In future filings, as appropriate, the company will discuss the performance measures considered, whether they were considered on an absolute or relative basis and any applicable comparisons.  The company will also disclose the related figures, as appropriate.

Long-Term Incentives, page 15

3.    We note your response to comment 3 that the same property NOI was greater than the approved budget amount and that both interest coverage and fixed charge coverage ratios improved warranting the 110% award.  Please quantify the noted improvements and provide similar disclosure, as applicable, in future filings.

RESPONSE:  As discussed above, Same Property NOI for the fiscal year ended December 31, 2009 was $76,133,000 compared to a budgeted amount of $75,361,000.  As discussed above, the Fixed Charge Coverage and Interest Coverage Ratios were both better than expected.  The committee determined that an award of 110% of target was appropriate.

In future filings, the company will provide quantitative disclosure, as appropriate.

June 15, 2010

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the staff’s comments and changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 797-8779.

Very truly yours,

/s/ Lou Fatica

Lou Fatica

Chief Financial Officer

Associated Estates Realty Corporation